Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of iAnthus Capital Holdings, Inc. on Form S-8 of our report dated March 24, 2025 which includes explanatory paragraphs as to the Company’s ability to continue as a going concern and the Company’s change in accounting principle, with respect to our audit of the consolidated financial statements of iAnthus Capital Holdings, Inc. as of December 31, 2024 and 2023, and for the two years then ended, which report is included in this Annual Report on Form 10-K of iAnthus Capital Holdings, Inc. for the two years ended December 31, 2024 and 2023.

/s/ PKF O’Connor Davies, LLP

New York, New York
March 24, 2025